February 5, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jonathan E. Gottlieb

Re:	Renasant Corporation (CIK 0000715072)

Registration Statement on Form S-4 (File No. 333-208753)

Dear Mr. Gottlieb:

Renasant Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement. The Registrant requests that the Registration Statement become effective at 3:30 p.m., Eastern time, on February 8, 2016, or as soon as practicable thereafter.

In connection with this acceleration request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please call the undersigned at (662) 680-1450. Thank you for your assistance.

Very truly yours,

RENASANT CORPORATION

/s/ Kevin D. Chapman
Executive Vice President and
Chief Financial Officer